File No. 812- 13990

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

AND AN ORDER OF EXEMPTION PURSUANT TO

SECTION 17(b) OF THE ACT

Pruco Life Insurance Company

Pruco Life Flexible Premium Variable Annuity Account

Pruco Life Insurance Company of New Jersey

Pruco Life of New Jersey Flexible Premium Variable Annuity Account

Prudential Annuities Life Assurance Corporation

Prudential Annuities Life Assurance Corporation Variable Account B

Allstate Life Insurance Company

Allstate Financial Advisors Separate Account I

Allstate Life Insurance Company of New York

Allstate Life of New York Separate Account A

Advanced Series Trust

Please send all communications, notices and order to:

Raymond A. O’Hara III

Vice President, Corporate Counsel

Law Department

Prudential Investments LLC

100 Mulberry Street

Gateway Center Three, 4th Floor

Newark, NJ 07102

Amended and Restated Application Filed August 23, 2012

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

Pruco Life Insurance Company	)	Amended and Restated Application for an Order of Approval
	)	pursuant to Section 26(c) of the Investment Company Act of 1940
Pruco Life Flexible Premium	)	and an Order of Exemption pursuant to Section 17(b) of the Act
Variable Annuity Account	)
)
Pruco Life Insurance Company	)
of New Jersey	)
)
Pruco Life of New Jersey	)
Flexible Premium Variable	)
Annuity Account	)
)
751 Broad Street	)
Newark, NJ 07102)
)
Prudential Annuities Life	)
Assurance Corporation	)
)
Prudential Annuities Life	)
Assurance Corporation	)
Variable Account B	)
)
One Corporate Drive	)
Shelton, CT 06484)
)
)
Advanced Series Trust	)
)
Gateway Center Three	)
100 Mulberry Street	)
Newark, New Jersey 07102

Allstate Life Insurance Company	)
)
Allstate Financial Advisors	)
Separate Account I	)
)
3100 Sanders Road	)
Northbrook, IL 60062)
)
Allstate Life Insurance	)
Company of New York	)

)
Allstate Life of New York	)
Separate Account A	)
)
100 Motor Parkway	)
Suite 132)
Hauppauge, New York 11788)

Investment Company Act of 1940)
File No. 812-13990 )

Pruco Life Insurance Company (“Pruco Life”), Pruco Life Flexible Premium Variable Annuity Account (“Pruco Life Variable Annuity Account”), Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”), Pruco Life of New Jersey Flexible Premium Variable Annuity Account (“PLNJ Variable Annuity Account”), Prudential Annuities Life Assurance Corporation (“Prudential Annuities”), Prudential Annuities Life Assurance Corporation Variable Account B (“Variable Account B”), Allstate Life Insurance Company (“Allstate Life”), Allstate Financial Advisors Separate Account I (“Separate Account I”), Allstate Life Insurance Company of New York (“Allstate New York” and collectively with Pruco Life, Pruco Life of New Jersey, Prudential Annuities and Allstate Life, the “Insurance Companies”), Allstate Life of New York Separate Account A (“Separate Account A” and collectively with Pruco Life Variable Annuity Account, PLNJ Variable Annuity Account, Variable Account B and Separate Account I, the “Separate Accounts”), and Advanced Series Trust (“AST”) hereby apply for an Order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the substitution of shares of the AST Franklin Templeton Founding Funds Allocation Portfolio (also referred to herein from time to time as the “Replacement Fund”) for shares of the Franklin Templeton VIP Founding Funds Allocation Fund, a series of Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton VIP Trust”) (also referred to herein from time to time as the “Existing Fund”), held by the Separate Accounts to fund certain individual variable annuity contracts (collectively, the “Contracts”) issued by the Insurance Companies. Pruco Life, Pruco Life of New Jersey, and Prudential Annuities are also referred to herein as the “Prudential Insurance Companies.”

The Insurance Companies and the Separate Accounts are referred to herein collectively as the “Substitution Applicants.” The Insurance Companies (other than Allstate Life and Allstate New York), the Separate Accounts (other than Separate Account I and Separate Account A) and AST (the “Section 17 Applicants”) also hereby apply for an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act to permit the substitution to be carried out as described herein. The Substitution Applicants and the Section 17 Applicants may be referred to collectively herein as the “Applicants”. Although certain securities of the Existing Fund owned by the Allstate Separate Accounts may be transferred “in-kind” as described elsewhere herein, Section 17 exemptive relief is not being sought for Allstate Life or for Allstate New York (or for their related Separate Accounts) in that these entities are not affiliates of the Existing Fund or of the Replacement Fund.

I. GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Insurance Companies

1.	Pruco Life

Pruco Life is a stock life insurance company organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company. Pruco Life is the depositor and sponsor of Pruco Life Variable Annuity Account.

2.	Pruco Life of New Jersey

Pruco Life of New Jersey is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities in New Jersey and New York. Pruco Life of New Jersey is an indirect wholly-owned subsidiary of Prudential. Pruco Life of New Jersey is the depositor and sponsor of PLNJ Variable Annuity Account.

3.	Prudential Annuities

Prudential Annuities is a stock life insurance company incorporated under the laws of the State of Connecticut in 1988 and is domiciled in Connecticut with licenses in all 50 states, the District of Columbia and Puerto Rico. Prudential Annuities is a wholly-owned subsidiary of Prudential Annuities, Inc., whose ultimate parent is Prudential Financial. Prudential Annuities is the depositor and sponsor of Variable Account B.

4.	Allstate Life

Allstate Life was organized in 1957 as a stock life insurance company under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the State of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by Allstate Insurance Holdings, LLC, which is wholly owned by The Allstate Corporation. Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the State of New York. Allstate Life is the depositor and sponsor of Separate Account I.

On June 1, 2006, Allstate Life entered into an agreement with Prudential Financial and its subsidiary, Prudential, pursuant to which Allstate Life sold, pursuant to a combination of coinsurance and modified coinsurance reinsurance, substantially all of its variable annuity business. Allstate Life and Prudential also entered into an administrative services agreement pursuant to which Prudential or an affiliate administers Separate Account I.

5.	Allstate New York

Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as “Financial Life Insurance Company” from 1967 to 1978. From 1978 to 1984, Allstate New York was known as “PM Life Insurance Company.” Since 1984 the company has been known as “Allstate Life Insurance Company of New York”.

Allstate New York is a wholly owned subsidiary of Allstate Life, a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of the State of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by Allstate Insurance Holdings, LLC, which is wholly owned by The Allstate Corporation. Allstate New York is the depositor and sponsor of Separate Account A.

On June 1, 2006, Allstate New York entered into an agreement with Prudential Financial and its subsidiary, Prudential, pursuant to which Allstate New York sold, through a combination of coinsurance and modified coinsurance reinsurance, substantially all of its variable annuity business. Allstate New York and Prudential also have entered into an administrative services agreement pursuant to which Prudential or an affiliate administers Separate Account A.

B.    The Separate Accounts

1. Pruco Life Variable Annuity Account was established as a segregated asset account under Arizona law in 1995. It is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.1

1  File Nos. 333-162673, 333-162680, 333-170466, 333-130989 and 333-144639. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Pruco Life Variable Annuity Account is administered and accounted for as part of the general business of Pruco Life, and the income, gains or losses of Pruco Life Variable Annuity Account are credited to or charged against the assets of Pruco Life Variable Annuity Account in accordance with the terms of the Contracts, without regard to income, gains or losses of Pruco Life.

2. PLNJ Variable Annuity Account was established as a segregated asset account under New Jersey law in 1996. PLNJ Variable Annuity Account is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.2

PLNJ Variable Annuity Account is administered and accounted for as part of the general business of Pruco Life of New Jersey, and the income, gains or losses of PLNJ Variable Annuity Account are credited to or charged against the assets of PLNJ Variable Annuity Account in accordance with the terms of the Contracts, without regard to income, gains or losses of Pruco Life of New Jersey.

3. Variable Account B was established as a segregated asset account under Connecticut law in 1987. Variable Account B is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.3

Variable Account B is administered and accounted for as part of the general business of Prudential Annuities, and the income, gains or losses of Variable Account B are credited to or charged against the assets of Variable Account B in accordance with the terms of the Contracts, without regard to income, gains or losses of Prudential Annuities.

4. Separate Account I was established as a segregated asset account under Illinois law in 1999. Separate Account I is a “separate account” as defined by Rule 0-1(e) under the Act and is registered as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.4

Separate Account I is administered and accounted for as part of the general business of Allstate Life, and the income, gains or losses of Separate Account I are credited to or charged against the assets of Separate Account I in accordance with the terms of the Contracts, without regard to income, gains or losses of Allstate Life.

2  File Nos. 333-162678, 333-162676, 333-170468, 333-131035 and 333-144657. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

3  File Nos. 333-96577, 333-71654, 333-71672, 333-71834, 333-150220, 333-08853, 333-152411, 033-87010,033-62793, 333-50954, 333-49478, 333-26685,033-62933, 033-86866 and 033-44436. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

4  File No. 333-141909. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

5. Separate Account A was established as a segregated asset account under New York law in 1995. Separate Account A is a “separate account” as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.5

Separate Account A is administered and accounted for as part of the general business of Allstate New York, and the income, gains or losses of Separate Account A are credited to or charged against the assets of Separate Account A in accordance with the terms of the Contracts, without regard to income, gains or losses of Allstate New York.

C. AST and Franklin Templeton VIP Trust

Shares of AST are sold exclusively to insurance company separate accounts to fund benefits under variable annuity contracts and variable life insurance policies sponsored by insurance companies and to certain funds of funds. AST is a Massachusetts business trust organized in 1988. AST is registered under the Act as an open-end management investment company of the series type, and its securities are registered under the Securities Act of 1933.6 The Franklin Templeton VIP Trust was originally organized as a Massachusetts business trust on April 26, 1988 and was reorganized effective May 1, 2007 as a Delaware statutory trust. The Franklin Templeton VIP Trust is registered under the Act as an open-end management investment company of the series type , and its securities are registered under the Securities Act of 19337. The substitution will involve the Replacement Fund, a series of AST, and the Existing Fund, a series of the Franklin Templeton VIP Trust.

Franklin Templeton Services, LLC (also referred to herein from time to time as the “Existing Fund Administrator”) serves as the administrator to the Existing Fund. Prudential Investments LLC and AST Investment Services, Inc. (together, the “Investment Managers”) serve as the co-investment managers of the Replacement Fund. Franklin Advisers, Inc. (“Franklin Advisers”), Franklin Mutual Advisers, LLC (“Franklin Mutual”), and Templeton Global Advisors Limited (“Templeton Global”) serve as subadvisers to the Replacement Fund and are affiliates of the Existing Fund Administrator. In such capacity, Franklin Advisers, Franklin Mutual, and Templeton Global are collectively referred to from time to time as the “FT Subadvisers.”

The substitution will replace an investment option ( the Existing Fund) administered by an entity (Franklin Templeton Services, LLC) that is not affiliated with the Substitution Applicants as of the date hereof (other than by way of certain of the Substitution Applicants owning more than 5% of the shares of the Existing Fund) with an investment option (i.e., the Replacement Fund) that is managed by investment managers (i.e., Prudential Investments LLC and AST Investment Services, Inc.) that are affiliated with the Prudential Insurance Companies. The Investment Managers may hire and replace unaffiliated subadvisers with the approval of AST’s

5  File No. 333-143228. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

6  File Nos. 033-24962/811-5186 and 033-23493/811-05583, respectively. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

7  File Nos. 033-23493/811-05583. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Board of Trustees. 8 However, the Substitution Applicants and AST represent that the Replacement Fund will not change a subadviser, add a new subadviser, or otherwise rely on the Multi-Manager Order without first obtaining shareholder approval of the change in subadviser, the new subadviser, or the Replacement Fund’s ability to add or to replace a subadviser in reliance on the Multi-Manager Order, at an AST shareholder meeting, the record date for which shall be after the proposed substitution has been effected. In addition, prior to the substitution, the Substitution Applicants state that each Contract owner will have been provided with the Replacement Fund prospectus describing the existence, substance and effect of the Multi-Manager order.

II.	STATEMENT OF ADDITIONAL FACTS

A.	The Proposed Substitution

Each Insurance Company, on its behalf and on behalf of the Separate Accounts set forth below, proposes to substitute shares of the Replacement Fund for shares of the Existing Fund, held by the Separate Accounts to fund certain individual variable annuity contracts. The Separate Accounts own only Class 4 shares of the Existing Fund.

B.	Description of the Funds

Set forth below is a description of the investment objectives, the principal investment strategies, principal investment policies and principal risk factors of the Existing Fund and the Replacement Fund. 9

8  Pursuant to an exemptive order issued to a predecessor Prudential Financial investment adviser, Inv. Co. Rel. No. 22215 (Sept.11,1996)(order), (the “Multi-Manager Order”), the Investment Managers are authorized to enter into and amend sub-advisory agreements without shareholder approval under certain conditions.

9  The Existing Fund and the Replacement Fund are generically referred to herein as a “Fund” or the “Funds” from time to time.

EXISTING FUND	REPLACEMENT FUND

Franklin Templeton VIP Founding Funds Allocation Fund — seeks capital appreciation. Its secondary goal is income.

The Existing Fund is a “fund of funds” meaning that it seeks to achieve its investment goal by investing its assets in a combination of Class 1 shares of the Franklin Income Securities Fund (“Franklin Income”) (33 1/3%), Mutual Shares Securities Fund (“Mutual Shares”) (33 1/3%), and Templeton Growth Securities Fund (“Templeton Growth,” and collectively with Franklin Income and Mutual Shares, the “Underlying FT Funds”). Franklin Income is managed by Franklin Advisers, Mutual Shares is managed by Franklin Mutual, and Templeton Growth is managed by Templeton Global. The Existing Fund makes equal allocations to each of the Underlying FT Funds on a fixed percentage basis.

The Existing Fund does not have an investment manager. As set forth above, Franklin Templeton Services, LLC serves as the Existing Fund’s administrator. The Existing Fund Administrator also monitors the percentage of the Existing Fund’s assets allocated to the Underlying FT Funds and seeks to rebalance the Existing Fund’s portfolio whenever the percentage of assets allocated to one or more Underlying FT Funds is below or above 3% of the applicable fixed percentage.

Underlying FT Funds :

Franklin Income Securities Fund - The fund seeks to maximize income while maintaining prospects for capital appreciation by investing in a diversified portfolio of debt and equity securities. The fund may shift its investments from one asset class to another based on the investment manager’s analysis of the best opportunities for the fund’s portfolio in a given market. The fund seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with dividend yields the investment manager believes are attractive. The fund maintains the flexibility ,based on economic conditions, to invest in common stocks of companies from a variety of industries such as financials ,energy, healthcare and telecommunications but from time to time, based on economic conditions, the fund may have significant investments in particular sectors. The fund may invest up to 100% of total assets in debt securities that are rated below investment grade (sometimes called “junk bonds”), including a portion in defaulted securities. The fund may invest up to 25% of its assets in foreign securities, either directly or through depositary receipts. The fund may, from time to time, seek to hedge (protect) against currency risks, using principally forward foreign currency exchange contracts.

AST Franklin Templeton Founding Funds Allocation Portfolio — seeks capital appreciation. Its secondary goal is income.

Although the Replacement Fund will not operate as a “fund of funds” like the Existing Fund, its overall investment strategy will be substantially identical to that of the Existing Fund. Franklin Income, Franklin Mutual, and Templeton Global serve as subadvisers to the Replacement Fund. Each FT Subadviser handles the day-to-day investment management of approximately 33 1/3% of the Replacement Fund’s assets based upon the application of the specific investment strategy that it uses in connection with the corresponding Underlying FT Fund. Like the Existing Fund, the percentage of Replacement Fund assets that is allocated to each investment strategy will be monitored and those allocations will be rebalanced when they are more than 3% above or below the goal of equal allocations to each of the three investment strategies.

Principal Investment Strategies/Policies :

Franklin Advisers Strategy – Except for certain measures that may be taken to maintain adequate liquidity as described in more detail below, the investment policies and strategy for the segment of the Replacement Fund managed by Franklin Advisers are substantially identical to those of the Franklin Income Securities Fund.

  Under normal market conditions, this segment will invest in a diversified portfolio of debt and equity securities. Franklin Advisers, Inc., the subadviser for this segment, may shift the investments from one asset class to another based on its analysis of the best investment opportunities in a given market. The equity securities in which this segment will invest consist primarily of common stocks. This investment strategy seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with dividend yields that the subadviser believes are attractive. In its search for growth opportunities, the subadviser will attempt to maintain the flexibility, based on economic conditions, to invest in common stocks of companies from a variety of sectors but from time to time, based on economic conditions, this segment of the Replacement Fund may have significant investments in particular sectors.

Up to 100% of the total assets attributable to this investment strategy may be invested in debt securities that are rated below investment grade (sometimes called “junk bonds”), including a portion in defaulted

The fund may seek to hedge against market risk, using a variety of derivative instruments, which may include purchasing or selling call and put options on equity securities and equity securities indices. Options may be used to hedge securities or other positions held by the fund. The fund may also invest up to 10% of its net assets in all types of equity-linked notes (ELNs), including those that: (1) provide for protection of the fund’s principal in exchange for limited participation in the appreciation of the underlying securities, and (2) do not provide for such protection and subject the fund to the risk of loss of the fund’s principal investment.

Mutual Shares Securities Fund – The fund seeks capital appreciation with a secondary goal of income by investing primarily in equity securities (including securities convertible into, or that the investment manager expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the investment manager believes are undervalued and, to a lesser extent, in merger arbitrage securities and distressed companies. The fund generally invests the equity portion of its portfolio primarily to predominantly in companies with market capitalizations (share price multiplied by the number of shares of common stock outstanding) greater than $5 billion, with a portion or significant amount in smaller companies. While the fund generally purchases securities for investment purposes, the investment manager may seek to influence or control management, or invest in other companies that do so, when the investment manager believes the fund may benefit. The fund expects to invest significantly in foreign securities, which may include sovereign debt and participations in foreign government debt. The fund may also invest up to 15% of its net assets in illiquid securities. The fund may also engage from time to time in an “arbitrage” strategy, generally in connection with an announced corporate restructuring, such as a merger, acquisition or tender offer, or other corporate action or event. The fund’s investments in distressed companies typically involve the purchase of bank debt, lower-rated or defaulted debt securities, comparable unrated debt securities, or other indebtedness (or participations in the indebtedness) of such companies. The fund may, from time to time, enter into currency-related transactions involving certain derivative instruments, including currency forwards, and currency and currency index futures contracts. This may allow the fund to obtain net long or net negative (short) exposure to selected currencies. The fund may also enter into various other transactions involving derivatives, including put and call options on equity securities and swap agreements (which may include total return and credit default swaps). The use of these derivative transactions may allow the fund to obtain net long or net negative (short) exposures to selected countries, currencies or issuers. The fund may use any of the above currency techniques or other derivative transactions for the purposes of enhancing fund returns, increasing liquidity, gaining securities. This segment may also invest in convertible securities without regard to the ratings assigned by ratings services. In addition, up to 25% of the assets attributable to this investment strategy may be invested in foreign securities, either directly or through depositary receipts. The subadviser may also, from time to time, seek to hedge (protect) this segment against currency risks, using principally forward foreign currency exchange contracts when, in its opinion, it would be advantageous to do so. The subadviser may also, from time to time, seek to hedge this segment of the Replacement Fund against market risk, using a variety of derivative instruments, which may include purchasing or selling call and put options on equity securities and equity securities indices. Up to 10% of the net assets attributable to this investment strategy, may be invested in equity-linked notes.

Franklin Mutual Strategy – Except for certain measures that may be taken to maintain adequate liquidity as described in more detail below, the investment policies and strategy for the segment of the Replacement Fund managed by Franklin Mutual are substantially identical to those of the Mutual Shares Securities Fund.

Under normal market conditions , at least 65% of the assets attributable to this investment strategy will be invested in equity securities (including securities convertible into, or that Franklin Mutual Advisers, LLC, the subadviser for this segment, expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the subadviser believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).This segment will invest primarily in undervalued securities and the equity securities comprising this segment will be primarily common stock. The subadviser expects to invest the equity portion of this segment primarily to predominantly in companies with market capitalizations greater than $5 billion. While this segment generally will purchase securities for investment purposes, the subadviser may seek to influence or control management, or invest in other companies that do so, when it believes the Portfolio may benefit. The subadviser currently expects to invest a significant portion of the assets of this segment in foreign securities. Up to 15% of the net assets attributable to this segment may be invested in illiquid securities. This segment may also engage from time to time in an “arbitrage” strategy, generally in connection with an announced corporate restructuring, such as a merger, acquisition or tender offer, or other corporate action or event. The segment’s investments in distressed companies typically involve the purchase of bank debt, lower-rated or defaulted debt securities. The segment may also enter into currency-related transactions involving certain derivative instruments, including currency forwards, and currency and currency index exposure to particular instruments in more efficient or less expensive ways and/or hedging risks relating to changes in currency exchange rates, market prices and other market factors, The fund may buy and sell futures contracts that trade on U.S. and foreign exchanges.

Templeton Growth Securities Fund- The fund seeks long-term capital growth by investing primarily in the equity securities of companies located anywhere in the world, including emerging markets. The fund may invest in convertible securities without regard to the ratings assigned by ratings services and in depositary receipts. The fund may from time to time have significant investments in particular countries or in particular sectors, such as the financial sector. The fund may invest up to 25% of its total assets in debt securities of companies and governments located anywhere in the world.

Principal Risks :

•    Investing in Underlying Funds

•    Asset Allocation

•    Market

•    Value Style Investing

•    Foreign Securities

•    Focus

•    Smaller and Midsize Companies

•    Derivative Instruments

•    Income

•    Credit

•    Interest Rate

•    High-Yield Debt Securities

•    Management

futures contracts This may allow the segment to obtain net long or net negative (short) exposure to selected currencies. The segment may also enter into various other transactions involving derivatives, including put and call options on equity securities and swap agreements (which may include total return and credit default swaps). The use of these derivative transactions may allow the segment to obtain net long or net negative (short) exposures to selected countries, currencies or issuers. The segment may use any of the above currency techniques or other derivative transactions for the purposes of enhancing segment returns, increasing liquidity, gaining exposure to particular instruments in more efficient or less expensive ways and/or hedging risks relating to changes in currency exchange rates , market prices and other market factors, The segment may buy and sell futures contracts that trade on U.S. and foreign exchanges

Templeton Global Strategy – – Except for certain measures that may be taken to maintain adequate liquidity as described in more detail below, the investment policies and strategy for the segment of the Replacement Fund managed by Templeton Global are substantially identical to those of the Templeton Growth Securities Fund .

Under normal market conditions, at least 65% of the assets attributable to this segment will be invested in the equity securities of companies located anywhere in the world, including emerging markets. Common stocks, preferred stocks, convertible securities, and depositary receipts are examples of equity securities in which this segment may invest. The segment may invest in convertible securities without regard to the ratings assigned by ratings services and in depositary receipts. In addition to its main investments, depending upon current market conditions, up to 25% of the total assets attributable to this investment strategy may be invested in debt securities of companies and governments located anywhere in the world. Although Templeton Global Advisors Limited, the subadviser for this segment, will seek investments across a number of countries and sectors, from time to time, based on economic conditions, this segment may have significant positions in particular countries or sectors.

Portfolio Liquidity – Up to 5% of the net assets for each segment of the Replacement Fund may be allocated to indexed futures ,other futures contracts, and options thereon to provide liquid exposure to the relevant component of the Replacement Fund’s blended benchmark index as well as cash, money market equivalents, short-term debt instruments ,money market funds, and short-term debt funds to satisfy all applicable margin requirements for the futures contracts and to provide additional portfolio liquidity. Each segment may invest a portion of its net assets in cash, cash equivalents or other high quality short-term investments (rather than futures as described above) to provide liquidity.

Principal Risks :

•    Asset Allocation

•    Market

•    Value Style Investing

•    Foreign Securities

•    Focus

•    Smaller and Midsize Companies

•    Derivative Instruments

•    Income

•    Credit

•    Interest Rate

•    High-Yield Debt Securities

•    Management

Additional Information Concerning Principal Risks - The following section provides additional details with respect to the principal risks described above.

Investing in Underlying Funds (Existing Fund only) – Because the Existing Fund’s investments are concentrated in the Underlying FT Funds, and the Existing Fund’s performance is directly related to the performance of the Underlying FT Funds held by it, the ability of the Existing Fund to achieve its investment goal is directly related to the ability of the Underlying FT Funds to meet their respective investment goals. In addition, shareholders of the Existing Fund will indirectly bear the fees and expenses of the Underlying FT Funds. With respect to the Existing Fund, the risks described below are the principal risks of the Existing Fund and the Underlying FT Funds.

Asset Allocation (Existing Fund and Replacement Fund) – Each Fund’s ability to achieve its investment goal depends upon the Fund’s asset allocation, which may not achieve the Fund’s goal in view of actual market trends.

  Market (Existing Fund and Replacement Fund) – The market value of securities owned by a Fund will go up and down, sometimes rapidly or unpredictably. A security’s market value may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise. Generally, stocks have historically outperformed other types of investments over the long term. Individual stock prices, however, tend to go up and down more dramatically. A slower-growth or recessionary economic environment could have an adverse effect on the price of the various stocks held by the Fund.

Value Style Investing (Existing Fund and Replacement Fund) – A value stock may not increase in price as anticipated by the investment manager or subadviser if other investors fail to recognize the company’s value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager or subadviser believes will increase the price of the security do not occur.

Foreign Securities (Existing Fund and Replacement Fund) – Investing in foreign securities typically involves more risks than investing in U.S. securities , and includes risks associated with: political and economic developments – the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.; trading practices – government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information- foreign issuers may not be subject to the same disclosure , accounting and financial reporting standards and practices as U.S. issuers; limited markets – the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments typically are greater in less developed countries or emerging market countries.

Focus (Existing Fund and Replacement Fund) – To the extent that a Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries sectors or investments.

Smaller and Midsize Companies (Existing Fund and Replacement Fund) – Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development and limited or less developed product lines and markets. In addition, smaller companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Derivative Instruments (Existing Fund and Replacement Fund) – The performance of derivative instruments depends largely on the performance of an underlying currency, security or index and such derivative instruments often have risks similar to their underlying instrument, in addition to other risks. Derivative instruments involve costs, may be more volatile and illiquid, may give rise to leverage and may involve a small initial investment relative to the risk assumed. There may be imperfect correlation between the value of the derivative and the underlying instrument. When used for hedging, the change in value of the derivative may also not correlate specifically with the currency, security or other risk being hedged. With over-the-counter derivatives, there is the risk that the other party to the transaction will fail to perform.

Income (Existing Fund and Replacement Fund) – Because a Fund can only distribute what it earns, the Fund’s distributions to shareholders may decline when prevailing interest rates fall or when the Fund experiences defaults on debt securities it holds.

Credit (Existing Fund and Replacement Fund) – An issuer of debt securities may fail to make interest payments and repay principal when due, in whole or in part. Changes in an issuer’s financial strength or in a security’s credit rating may affect a security’s value.

Interest Rate (Existing Fund and Replacement Fund) – When interest rates rise, debt securities prices generally fall. The opposite is also generally true: debt security prices rise when interest rates fall. In general, securities with longer maturities are more sensitive to these interest rate changes.

  High-Yield Debt Securities (Existing Fund and Replacement Fund) – Issuers of lower-rated or “high yield” debt securities are not as strong financially as those issuing higher credit quality debt securities. These issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the relevant economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments when due. The prices of high yield debt securities generally fluctuate more than those of higher credit quality. High yield debt securities are generally more illiquid (harder to sell) and harder to value.

  Management (Existing Fund and Replacement Fund with respect to each of its strategies) – The Replacement Fund, the Existing Fund, and the Underlying FT Funds are subject to management risk because they are each an actively managed investment portfolio. The relevant investment manager or subadviser will apply investment techniques and risk analyses in making investment decisions for the fund, but no guarantee or assurance can be provided that these decisions will produce the desired results.

C.	Description of the Contracts

Contracts

The Contracts are individual and group flexible premium variable, variable with fixed options and variable with fixed and market value adjusted fixed options contracts. The Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, fixed basis, or both. The Contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company. The prospectuses for the Contracts and the Separate Accounts contain disclosures of this right. The Contracts which offer the Existing Fund are contained in the Form N-4 Registration Statements listed in footnotes 1 through 5 of this Application.

Under the Contracts, the Contract owners may currently select among a number of variable account investment options and, under some Contracts, a fixed account investment option. Many of the Contracts provide that a maximum of 20 transfers can be made every year without charge or that a $10 contractual limit charge will apply or that no transfer charge will apply. Currently, during the accumulation period, Contract owners may transfer between the available eligible variable account options or from variable account options to fixed account options. Some of the Contracts have no contractual limit on transfers during the accumulation period. Some Contract owners may make transfers from the fixed account option subject to certain minimum transfer amounts ($500 or the total interest in the account) and maximum limitations. Some of the Contracts have additional restrictions on transfers from the fixed account to the variable account and certain Contracts may impose a market value adjustment on transfers from a market value adjusted fixed option. During the income period, certain Contracts permit owners to make transfers among investment options and from investment portfolios to the fixed account option. Generally, transfers to/from the fixed account option are not permitted during the payout period. No fees or other charges are currently imposed on transfers for most of the Contracts. Under certain Contracts, the Insurance Companies reserve the right to impose additional restrictions on transfers. Transfer limits under all Contracts will be suspended in connection with the substitution as described in more detail below.

Following the substitution, the Existing Fund will no longer be offered under any Contracts issued by any of the Insurance Companies.

D.	Reasons for the Substitutions

The substitutions are expected to benefit Contract owners in a number of ways. The Replacement Fund is a new series of AST, and thus the Replacement Fund is part of the Prudential Annuity family of funds. As such, the Insurance Companies generally expect to learn of any changes affecting the Replacement Fund well in advance of their effectiveness, thereby allowing the Insurance Companies to use the most efficient and least costly means to administer such changes (e.g., by including the changes in other routine filings and planned mailings to contract owners).The Insurance Companies believe that Contract owners will benefit from this streamlining as the Insurance Companies enhance their communication efforts to contract owners and sales representatives regarding investment options. Further, since the Replacement Fund is part of the Prudential Annuity family of funds, the Investment Managers will provide rigorous oversight and monitoring of the Replacement Fund’s investment performance and its compliance with investment objectives, policies and restrictions. In addition, the Replacement Fund unlike the Existing Fund, is not a “fund of funds” and therefore can generally operate with more flexibility.

As described above, a portion of the assets attributable to each of the three investment strategies used in connection with the Replacement Fund will be invested in certain types of derivatives and short-term instruments to help maintain adequate portfolio liquidity. Such investments will provide for more effective and efficient fund management and operation during times of market volatility than the current fund-of-funds structure. Further, the Replacement Fund, as a series of AST, will have access to the Prudential Financial fund complex’s credit facility which will also serve to potentially create efficiencies and cause less disruption to the orderly investment management of the Replacement Fund in times of market volatility and increased redemption activity.

The Insurance Companies will also realize the benefit of reduced production and mailing expenses with respect to the prospectus, given that the Replacement Fund will be a series of AST with all disclosures concerning the Replacement Fund being included in the combined AST prospectus. Contract owners will benefit from consolidated and consistent fund disclosure.

The Insurance Company Applicants believe that the Replacement Fund represents the best available match, consistent with the goal of providing Contract owners with a substitute investment option offering a lower expense ratio than the expense ratio of the Existing Fund.

Further, as described elsewhere herein, Contract owners will be allowed a free transfer out of the Existing Fund (before the substitution) or out of the Replacement Fund (after the substitution) to any other investment option available under the applicable Contract; therefore any Contract owner will be able, without charge, to switch to another investment option.

For these reasons and the reasons discussed below, the Substitution Applicants believe that substituting the Replacement Fund for the Existing Fund is appropriate and in the best interest of Contract owners.

Because the Existing Fund does not have an investment manager, it does not directly pay any investment management fees. The Existing Fund does, however, indirectly pay investment management fees in connection with its investments in the Underlying FT Funds. In addition, as shown in more detail below, the estimated total operating expense ratio for the Replacement Fund will be lower than the net expense ratio for Class 4 shares of the Existing Fund as set forth in its current prospectus.

 There will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the substitutions. The Substitution Applicants believe that the Replacement Fund has an investment objective, policies and a risk profile that are substantially the same as the Existing Fund, thus making the Replacement Fund an appropriate candidate as a substitute.

In addition, after the substitutions, neither the Investment Managers nor any of their affiliates will receive compensation from the charges to the Separate Accounts related to the Contracts or from revenue sharing from the Replacement Funds in excess of the compensation currently received from the administrator or distributors of the Existing Fund.

Pruco Life, Pruco Life of New Jersey and Prudential Annuities, as affiliates of the Investment Managers, may share in the profit distributions from the Investment Managers.

The following describes the proposed substitution with respect to the amount of each Fund’s assets, comparative performance history and comparative fund expenses. Because the Replacement Fund is newly created and has not yet commenced operations, it has no historical investment performance. However, the historical investment performance of the Existing Fund and each Underlying FT Fund is included below because: (i) the managers of the Underlying FT Funds will serve as the subadvisers to the Replacement Fund; (ii) the investment policies and strategy for each segment of the Replacement Fund are substantially identical to those of the corresponding Underlying FT Fund in all material respects; (iii) assets are allocated to each segment of the Replacement Fund in substantially the same manner as the Existing Fund invests in the corresponding Underlying FT Fund. The Substitution Applicants represent that this use of comparable fund performance rather than a sub-adviser’s applicable composite performance is not misleading. Comparative fund expenses are based on actual expenses including waivers for the year ended December 31, 2011 for the Existing Fund.

	Existing Fund (Class 4)	Franklin Income Securities Fund (Class 1)	Mutual Shares Securities Fund (Class 1)	Templeton Growth Securities Fund (Class 1)
One Year	-1.67%	2.71%	-0.79%	-6.80%
Three Years	12.14%	16.37%	11.81%	9.66%
Five Years	-----%	2.95%	-1.78%	-4.78%

The estimated net operating expense ratio of the Existing Fund is higher than that of the Replacement Fund.

	Existing Fund (Class 4)	Replacement Fund[10]
Management fees	None	0.95%
Distribution and service (12b-1) fees	0.35%	None
Other Expenses	0.11%	0.16%[11]
Acquired fund fees and expenses *	0.65%	---
Total annual Fund operating expenses	1.11%	1.11%
Fee waiver and/or expense reimbursement	-0.01%[12]	-0.03%[11]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	1.10%[12],[13]	1.08%[14]

10  The Replacement Fund has no assets and has not yet commenced operations as of the date hereof. The estimated fees and expenses of the Replacement Fund are, however, based in part on assumed average daily net assets of approximately $2.4 billion for the Replacement Fund (i.e., the approximate amount of net assets that would have been acquired from the Existing Fund had the Substitution been completed as of December 31, 2011) for the fiscal period ending December 31, 2012.

11  Estimate based in part on assumed average daily net assets of approximately $2.4 billion for the Replacement Fund for the fiscal period ending December 31, 2012. As used in connection with the Replacement Fund, “other expenses” includes expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, fees paid to non-interested Trustees, and certain other miscellaneous items. The Trust has also entered into arrangements with the issuers of the variable insurance products offering the Replacement Fund under which the Trust will compensate such issuers for providing ongoing services to Replacement Fund shareholders (e.g., the printing and mailing of Trust prospectuses and shareholder reports) in lieu of the Trust providing such services directly to shareholders. The contractual administrative services fee is 0.10% of the Replacement Fund’s average daily net assets, subject to the current asset-based voluntary waivers applicable to that fee. These asset-based voluntary waivers will remain in effect through June 30, 2012.

12  The administrator has contractually agreed to waive or assume certain expenses so that common expenses of the Fund (excluding rule 12b-1 fees and acquired fund fees and expenses) do not exceed 0.10% (other than certain non-routine expenses), until April 30, 2012.

13  Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights of the Existing Fund’s prospectus, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

14  The Substitution Applicants agree that for the two year period commencing on the date of the substitution the total annual Fund operating expenses of the Replacement Fund (net of reimbursement and waivers) will be capped at a level equal to the Existing Fund’s total annual Fund operating expenses (net of reimbursement and waivers) of 1.10% of average daily net assets.

The aggregate amount of assets in Class 4 of the Existing Fund as of December 31,

2011 was approximately $2.4 billion, of which approximately 79% is estimated as the amount that will be transferred to the Replacement Fund. The substitution is scheduled to take place on or about September 21, 2012, so this percentage will change accordingly.

* The Existing Fund is a “fund of funds” that invests in three underlying funds. The Existing Fund does not pay a management fee but as a shareholder in the underlying funds, indirectly bears its proportionate share of any management fees and other expenses paid by the underlying funds. The investment manager and the management fee of each of the underlying funds, based on each underlying fund’s average net assets for the fiscal year ended December 31, 2011, are listed below:

Underlying Fund	Manager	Annual Fee Rate
Franklin Income Securities Fund	Franklin Advisers, Inc.	0.45%
Mutual Shares Securities Fund	Franklin Mutual Advisers, LLC	0.60%
Templeton Growth Securities Fund	Templeton Global Advisors, Limited	0.74%

The average of the annual management fee rate of the three underlying funds above is approximately .60%, which, when combined with the maximum 12b-1 fee of .35% for each underlying fund, is equal to the Replacement Fund’s investment management fee rate of .95%, as shown below. The Substitution Applicants have agreed to permanently cap the management fee of the Replacement Fund at .95% of average daily net assets.

Investment Management and Subadvisory Fee Rates for Replacement Fund

Investment Managers	Investment Management Fee Rate
Prudential Investments LLC & AST Investment Services, Inc.	0.95% of Replacement Fund’s average daily net assets

Subadviser	Subadvisory Fee Rate
Franklin Advisers

0.625% of segment average daily net assets to $50 million;

0.4650% of segment average daily net assets from $50 million to $200 million;

0.3750% of segment average daily net assets from $200 million to $500 million; and

0.350% of segment average daily net assets exceeding $500 million

Franklin Mutual	0.510% of segment average daily net assets to $1 billion; and 0.490% of segment average daily net assets exceeding $1 billion

Templeton Global

0.410% of segment average daily net assets to $100 million;

0.390% of segment average daily net assets from $100 million to $250 million;

0.380% of segment average daily net assets from $250 million to $500 million;

0.370% of segment average daily net assets from $500 million to $750 million; and

0.360% of segment average daily net assets exceeding $750 million

III.	ADDITIONAL REPRESENTATIONS

By a supplement to the prospectuses for the Contracts and the Separate Accounts (a form of which was filed with the initial Application and is incorporated herein by reference to that Application), each Insurance Company has notified all owners of the Contracts affected by the substitutions of its intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the funds as described herein. The supplement has advised Contract owners that from the date of the supplement until the date of the proposed substitution, owners are permitted to make one transfer of Contract value (or annuity unit exchange) out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge. The supplement also informed Contract owners that the Insurance Company will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed substitutions. The supplement also informed Contract owners that for at least 30 days following the proposed substitutions, the Insurance Companies will permit Contract owners affected by the substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

The proposed substitution will take place at relative net asset value with no change in the amount of any Contract owner’s Contract value or death benefit or in the dollar value of his or her investment in the Separate Accounts.

The substitution will be effected by a combination of in-kind and cash transactions. It is anticipated that the majority of the transactions will be effected in-kind, with the remainder being effected in cash. With respect to in-kind transactions, it is intended that, after receipt of the Insurance Companies’ redemption request, the Existing Fund will redeem shares it holds in the FT Underlying Funds, which request will be fulfilled by the FT Underlying Funds primarily in the form of underlying securities. The Existing Fund will then fulfill the Insurance Companies’ redemption request with these in-kind securities received from the FT Underlying Funds. These in-kind securities will then be contributed to the Replacement Fund to purchase shares of that Fund. All in-kind redemptions from the Existing Fund of which any of the Substitution Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission’s no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999). In-kind purchases of shares of the Replacement Fund will be conducted as described in Section V of this Application. To the extent that the redemption request cannot be completed wholly through in-kind securities, the remainder of the substitution will be effected through the Insurance Companies’ redeeming shares of the Existing Fund for cash and using the cash to purchase shares of the Replacement Fund.

Contract owners will not incur any fees or charges as a result of the proposed substitution, nor will their rights or an Insurance Company’s obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed substitution, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the proposed substitution will not impose any tax liability on Contract owners. The proposed substitution will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitution than before the proposed substitution. No fees will be charged on the transfers made at the time of the proposed substitution because the proposed substitution will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

The Substitution Applicants and AST agree that for the two year period commencing on the date of the substitution the total annual Fund operating expenses of the Replacement Fund (net of reimbursement and waivers) will be capped at a level equal to the Existing Fund’s total annual Fund operating expenses (net of reimbursement and waivers) of 1.10% of average daily net assets. In addition, the Substitution Applicants and AST have agreed to permanently cap the management fee of the Replacement Fund at .95% of average daily net assets.

In addition to the prospectus supplements distributed to owners of Contracts, within five business days after the proposed substitution is completed, Contract owners will be sent a written notice (a form of which was filed with the initial Application and is incorporated herein by reference to that Application    ) informing them that the substitution was carried out and that they may make one transfer of any Contract value invested in the Replacement Fund sub-account on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers among sub-accounts or from the variable account options to the fixed account options. The notice will also reiterate that (other than with respect to “market timing” activity) the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the proposed substitution. The Insurance Companies will also send each Contract owner a current prospectus for the Replacement Fund to the extent that they have not previously received a copy.

Each Insurance Company also is seeking approval of the proposed substitution from any state insurance regulators whose approval may be necessary or appropriate.

IV.	REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the substitution by the Insurance Companies of shares held by the Separate Accounts as described in Section II.A.

A.	Applicable Law

The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the proposed substitution. Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provision of this title.

Section 26(c) was added to the Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in a substituted fund,15 recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.16

Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer, notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.17

The proposed substitution appears to involve the substitution of securities within the meaning of Section 26(c) of the Act. The Substitution Applicants submit that the proposed substitution meets the standards set forth in Section 26 (c) and assert that the replacement of the Existing Fund with the Replacement Fund is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Substitution Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed substitution.18

15  In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

16  See id.

17  S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).

18  While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to a substitution of securities in any sub-account of a registered separate account. Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

B.	Basis for an Order

The Contracts permit the applicable Insurance Company, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts. The prospectuses for the Contracts and the Separate Accounts contain disclosure of this right.

The Replacement Fund is anticipated to have a lower total expense ratio than the Existing Fund.

The Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for the Existing Fund. The Substitution Applicants believe that the FT Subadvisers will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund through their equal investments in the Underlying FT Funds because the Underlying FT Funds are managed by the same entities.

In addition to the foregoing, the Substitution Applications generally submit that the proposed substitution meets the standards that the Commission and its staff have applied to similar substitutions that the Commission has in the past approved.19

The proposed substitution is not of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her

19  See, e.g., New York Life Insurance and Annuity Corporation, et al., Inv. Co. Act Rel. No. 29947 (February 14, 2012) (order), Inv. Co. Act Rel. No. 29923 (January 19, 2012) (notice); Country Investors Life Assurance Company, et al., Inv. Co. Act Rel. No. 29717 (July 7, 2011) (order), Inv. Co. Act Rel. No. 29691 (June 9, 2011)(notice);National Life Insurance Company, et al., Inv. Co. Act Rel. No. 29662 (April 29, 2011) (order), Inv. Co. Act Rel. No. 29627 (April 7, 2011) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 29570 (January 24, 2011) (order), Inv. Co. Act Rel. No. 29544 (December 28, 2010) (notice); Nationwide Life Insurance Company, et al., Inv. Co. Act Rel. No. 29505 (November 22, 2010) (order), Inv. Co. Act Rel. No. 29486 (October 25, 2010) (notice); AXA Equitable Life Insurance Company, et al., Inv. Co. Act Rel. No. 29372 (July 29, 2010) (order), Inv. Co. Act Rel. No. 29338 (July 7, 2010) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No 29211 (April 20, 2010) (order), Inv. Co. Act Rel. No. 29190 (March 25, 2010) (notice); Nationwide Life Insurance Company, et al., Inv. Co. Act Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Act Rel. No. 28767 (June 12, 2009) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Act Rel. No. 28678 (March 25, 2009) (notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Act Rel. No. 28607 (Jan. 22, 2009) (order), Inv. Co. Act Rel. No. 28570 (Dec. 23, 2008) (notice); RiverSource Life Insurance Company, et al., Inv. Co. Act Rel. No. 28575 (Dec. 30, 2008) (order), Inv. Co. Act Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Act Rel. No. 28521 (Nov. 25, 2008) (order), Inv. Co. Act Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Act Rel. No. 28384 (Sept. 19, 2008) (order), Inv. Co. Act Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 28236 (April 16, 2008) (order), Inv. Co. Act Rel. No 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et al. and MetLife Insurance Company et al., Inv. Co. Act Rel. No. 27307 (April 27, 2006) (order), Inv. Co Act Rel. No. 27278 (March 31, 2006) (notice); MetLife Investors Insurance Company, et al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005) (notice); ING USA Annuity & Life Insurance Company, et. al., Inv. Co. Act Rel. No. 26711 (December 20, 2004) (order), Inv. Co. Act Rel. No. 26682 (November 23, 2004) (notice); Integrity Life Insurance Company, et.al., Inv. Co. Act Rel. No. 26445 (May 7, 2004) (order), Inv. Co. Act Rel. No. 26411 (April 5, 2004) (notice).

own judgment and transfer Contract or cash values into other sub-accounts. Moreover, the Contracts will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage. The proposed substitution, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

The proposed substitution also is unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific type of insurance coverage offered by an Insurance Company under their Contract as well as numerous other rights and privileges set forth in the Contract.

C.	Request for an Order

The Substitution Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitution by the Insurance Companies.

V.	REQUEST FOR AN ORDER UNDER SECTION 17(b)

The Section 17 Applicants request an order under Section 17(b) of the Act exempting them from the provisions of Section 17(a) to the extent necessary to permit the Prudential Insurance Companies to carry out the proposed substitution as described herein.

A.	Applicable Law

Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

Section 2(a)(3) of the Act defines the term “affiliated person of another person” in relevant part as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person;… (E) if such other person is an investment company, any investment adviser thereof… .

Section 2(a)(9) of the Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Because shares held by a separate account of an insurance company are legally owned by the insurance company, the Prudential Insurance Companies and their affiliates collectively own of record substantially all of the shares of each of the various series of AST (and will also own such with respect to the Replacement Fund upon its commencement of operations). Therefore, AST and each of its respective series could be deemed to be under the control of the Prudential Insurance Companies for purposes of the Act, notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts for certain purposes. If AST and each of its respective series are deemed to be under the control of the Prudential Insurance Companies for purposes of the Act, then each Prudential Insurance Company could be deemed to be an affiliated person of AST and each of its respective series within the meaning of Section 2(a)(3) of the Act. Likewise if the Prudential Insurance Companies are deemed to control AST and each of its respective series for purposes of the Act , then AST and each of its respective series, could be deemed to be affiliated persons of the Prudential Insurance Companies within the meaning of Section 2(a)(3) of the Act.

Regardless of whether or not the Prudential Insurance Companies are considered to control AST and each of its respective series within the meaning of Section 2(a)(9) of the Act, because the Prudential Insurance Companies own of record more than 5% of the shares of each series of AST, the Prudential Insurance Companies could be deemed to be affiliated persons of AST and each of its respective series within the meaning of Section 2(a)(3) of the Act. Likewise, because more than 5% of the shares of each series of AST are owned of record by the Prudential Insurance Companies, AST and each of its respective series could be deemed to be affiliated persons of the Prudential Insurance Companies within the meaning of Section 2(a)(3) of the Act.

Notwithstanding the foregoing, because the Prudential Insurance Companies and the Investment Managers are under the common control of Prudential Financial, the Prudential Insurance Companies could be deemed to be affiliated persons of an affiliated person (i.e., the Investment Managers) of a registered investment company (i.e., AST and each of its respective series) for purposes of Section 17(a) of the Act.

Because the substitution may be effected, in whole or in part, by means of in-kind redemptions of shares of the Existing Fund and in-kind purchases of shares of the Replacement Fund, the substitution may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions could be deemed to involve the transfer of portfolio securities held by the Underlying FT Funds through the Existing Fund to the Prudential Insurance Companies and the simultaneous purchase by the Prudential Insurance Companies of shares of the Replacement Fund using such portfolio securities as consideration. As a practical matter, the custodian for the Replacement Fund will receive such transferred assets from the custodians for the Existing Fund and Underlying FT Funds. Accordingly, as the Prudential Insurance Companies and the Existing Fund, and the Prudential Insurance Companies and the Replacement Fund, could be viewed as first-tier or second- tier affiliates of one another under Section 2(a)(3) of the Act, it is conceivable that this aspect of the substitutions could be viewed as being prohibited by Section 17(a) of the Act. As a result, the Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application for the in-kind purchases of Replacement Fund shares by the Prudential Insurance Companies and the in-kind sales of Replacement Fund shares to the Prudential Insurance Companies.20

Section 17(b) of the Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the Act; and

(3) the proposed transaction is consistent with the general purposes of the Act.

B.	Basis for a Section 17(b) Order

The Section 17 Applicants submit that for all the reasons in Sections II.B, II.D and III the terms of the proposed in-kind purchases of shares of the Replacement Fund by the Prudential Insurance Companies, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed in-kind purchases by the Prudential Insurance Companies of Replacement Fund shares are consistent with the policies of AST and the Replacement Fund as recited in their current registration statements and reports filed under the Act. Finally, the Section 17 Applicants submit that the proposed substitution is consistent with the general purposes of the Act.

20  The Signature no action letter cannot be used by the Replacement Fund with respect to sales of its shares to the Prudential Insurance Companies in exchange for securities rather than cash.

1.	Reasonableness and Fairness and the Absence of Overreaching

To the extent that the in-kind purchases by the Prudential Insurance Companies of the Replacement Fund’s shares are deemed to involve principal transactions among first-tier or second-tier affiliates for purposes of Section 17(a) of the Act, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid and received by each fund involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The one condition of Rule 17a-7 that the Section 17 Applicants will not comply with is the condition requiring that the transaction be a purchase or sale for no consideration other than cash payment. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner’s contract value or death benefit or in the dollar value of his or her investment in any of the Separate Accounts. Contract owners will not suffer any adverse tax consequences as a result of the substitution. The fees and charges under the Contracts will not increase because of the substitution. Even though the Separate Accounts, the Prudential Insurance Companies, and AST may not rely on Rule 17a-7, the Section 17 Applicants believe that the Rule’s conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

When the Commission first proposed,21 and then adopted,22 Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.” The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply with all but one of the conditions of the Rule as described above, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the Rule would be provided in substance.

In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended the Rule in 1981 to also exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate. Previously, the Rule had only exempted transactions between investment companies and series of investment companies. Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching. The Commission stated:

The Commission is concerned that this practice — left unregulated and in violation of Section 17(a) — could result in serious harm to registered investment companies. For example, an unscrupulous investment adviser might “dump” undesirable securities on a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex. Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met. Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the securities which could be purchased and sold. The Commission has determined

21  Inv. Co. Act Rel. No. 4604 (May 20, 1966).

22  Inv. Co. Act Rel. No. 4697 (September 8, 1966).

that the proposed expansion of the rule is consistent with the existing rule’s purposes (1) to eliminate the necessity of filing and processing applications under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b) of the Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of Section 17(b) of the Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly. Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest.23

The board of AST has adopted procedures, as required by paragraph (e) (1) of Rule 17a-7 under the Act, pursuant to which the Replacement Fund may purchase and sell securities to and from its affiliates. The board of AST will conduct its review of the transactions in the same manner that it normally would follow in accordance with Rule 17a-7 under the Act. The Section 17 Applicants will carry out the proposed Prudential Insurance Companies’ in-kind purchases in conformity with all of the conditions of Rule 17a-7 and AST’s procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed substitution will be such as to offer the same degree of protection to the Replacement Fund from overreaching that Rule 17a-7 provides to it generally in connection with its purchase and sale of securities under that Rule in the ordinary course of its business. In particular, the Prudential Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to the Replacement Fund. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each fund involved valued in accordance with the procedures disclosed in its respective investment company registration statement and as required by Rule 22c-1 under the Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed in-kind purchase transactions.

2.	Consistency With the Policy of the Replacement Fund

 The sale of shares of the Replacement Fund for investment securities, as contemplated by the proposed Prudential Insurance Companies’ in-kind purchases, is consistent with the investment policies and restrictions of the Replacement Fund because (1) the shares are sold at their net asset value, (2) each of the FT Subadvisers also serves as the investment manager for the relevant Underlying FT Fund, (3) each of the FT Subadvisers will implement the same investment strategy for the Replacement Fund that it uses to manage the corresponding Underlying FT Fund, and (4) the assets of the Replacement Fund will be equally divided among the three relevant investment strategies in exactly the same manner as the Existing Fund equally divides its assets among the three Underlying FT Funds. The portfolio securities are of the type and quality that the Replacement Fund would have acquired with the proceeds from the sale of shares of the Existing Fund had the shares of the Existing Fund been sold for cash. To assure that this condition is met, as applicable, the Investment Managers and the subadvisers for the Replacement Fund will examine the portfolio securities being offered to the Replacement Fund and accept only those securities as consideration for shares that it would have acquired for each such fund in a cash transaction.

3.	Consistency With the General Purposes of the Act

The proposed Prudential Insurance Companies’ in-kind purchases, as described herein, are consistent with the general purposes of the Act as stated in the Findings and Declaration of Policy in Section 1 of the Act. The proposed transactions do not present any of the conditions or abuses that the Act was designed to prevent. In particular, Sections 1(b)(2) and (3) of the Act state, among other things, that the national public interest and the interest of investors are adversely affected “when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other

23   Inv. Co. Act Rel. No. 11136 (April 21, 1980) (proposing release).

affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders; .when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities…”. For all the reasons stated in Sections II, III, and IV of this Application, the abuses described in Sections 1(b)(2) and (3) of the Act will not occur in connection with the proposed in-kind purchases.

The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio. In these cases, the Commission issued an order pursuant to Section 17(b) of the Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors’ ultimate investment in such shares.

4.	Specific Representations and Request for an Order

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the Act exempting the Separate Accounts, the Prudential Insurance Companies, AST, and the Replacement Fund from the provisions of Section 17(a) of the Act to the extent necessary to permit the Prudential Insurance Companies on behalf of the Separate Accounts to carry out, as part of the substitutions, the in-kind purchase of shares of the Replacement Funds which may be deemed to be prohibited by Section 17(a) of the Act.

The Section 17 Applicants represent that the proposed in-kind purchases meet all of the requirements of Section 17(b) of the Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

VI.	COMMUNICATIONS

Please address all communications concerning this application and Notice and Order to:

Raymond A. O’Hara III

Vice President, Corporate Counsel

Law Department

Prudential Investments LLC

100 Mulberry Street

Gateway Center Three, 4th Floor

Newark, NJ 07102

VII. PROCEDURAL MATTERS

1.	Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants, including the Section 17 Applicants, state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.
2.	The Applicants, including the Section 17 Applicants, desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

3.	Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants, including the Section 17 Applicants, are attached hereto.
4.	All requirements of the charter documents of each Applicant, including each Section 17 Applicant, have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so.
5.	Pursuant to Rule 0-2(c), the Resolutions with respect to Allstate Life and Allstate New York authorizing the officers of each Applicant to sign and file the Application are attached hereto as Exhibit A. These resolutions remain in full force and effect. The Resolutions with respect to the Prudential Insurance Companies are hereby incorporated by reference to the initial Application and remain in full force and effect.

VIII. CONCLUSION

For the foregoing reasons set forth in this Application, the Substitution Applicants state that the proposed substitutions and the related transactions meet the standards of Section 26(c) of the Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the Act and that such order be made effective as soon as possible. The Section 17 Applicants further state that the proposed transactions described herein are consistent with the standards of Section 17(b) of the Act and respectfully request that the Commission issue an order of exemption pursuant to Section 17(b) of the Act.

AUTHORIZATION AND SIGNATURES

The making of this Amended and Restated Application on behalf of Pruco Life Insurance Company and Pruco Life Flexible Premium Variable Annuity Account has been authorized by the Board of Directors of Pruco Life Insurance Company by the appropriate action duly taken on June 16, 1995, with respect to Pruco Life Insurance Company and Pruco Life Flexible Premium Variable Annuity Account. Certified copies of these resolutions were filed with the initial Application and are incorporated herein by reference to that Application. Pruco Life Insurance Company has authorized this Amended and Restated Application to be duly signed on its behalf and on behalf of the Separate Account in the State of Connecticut on the 22nd day of August, 2012.

PRUCO LIFE INSURANCE COMPANY

PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

By: Pruco Life Insurance Company

By: /s/Timothy S. Cronin
Timothy S. Cronin
Vice President

AUTHORIZATION AND SIGNATURES

The making of this Amended and Restated Application on behalf of Pruco Life Insurance Company of New Jersey and Pruco Life of New Jersey Flexible Premium Variable Annuity Account has been authorized by the Board of Directors of Pruco Life Insurance Company by the appropriate action duly taken on May 20, 1996, with respect to Pruco Life Insurance Company of New Jersey and Pruco Life of New Jersey Flexible Premium Variable Annuity Account. Certified copies of these resolutions were filed with the initial Application and are incorporated herein by reference to that Application. Pruco Life Insurance Company of New Jersey has authorized this Amended and Restated Application to be duly signed on its behalf and on behalf of the Separate Account in the State of Connecticut on the 22nd day of August, 2012..

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

By: Pruco Life Insurance Company of New Jersey

By: /s/Timothy S. Cronin
Timothy S. Cronin
Vice President

AUTHORIZATION AND SIGNATURES

The making of this Amended and Restated Application on behalf of Prudential Annuities Life Assurance Corporation and Prudential Annuities Life Assurance Corporation Variable Account B has been authorized by the Board of Directors of Prudential Annuities Life Assurance Corporation by the appropriate action duly taken on November 25, 1987, with respect to Prudential Annuities Life Assurance Corporation and Prudential Annuities Life Assurance Corporation Variable Account B. Certified copies of these resolutions were filed with the initial Application and are incorporated herein by reference to that Application. Prudential Annuities Life Assurance Corporation has authorized this Amended and Restated Application to be duly signed on its behalf and on behalf of the Separate Account in the State of Connecticut on the 22nd day of August, 2012.

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

By: Prudential Annuities Life Assurance Corporation

By: /s/Timothy S. Cronin
Timothy S. Cronin
Senior Vice President

AUTHORIZATION AND SIGNATURES

The making of this Amended and Restated Application on behalf of Advanced Series Trust (the Trust) has been authorized by the Board of Trustees of the Trust (the Board) by the appropriate action duly taken at a meeting of the Board held on September 26-28, 2011. Certified copies of these resolutions were filed with the initial Application and are incorporated herein by reference to that Application. The Trust has authorized this Amended and Restated Application to be duly signed on its behalf on the 22nd day of August, 2012.

ADVANCED SERIES TRUST

By:	/s/Deborah A. Docs
Deborah A. Docs
Secretary

AUTHORIZATION AND SIGNATURES

The making of this Amended and Restated Application on behalf of Allstate Life Insurance Company and Allstate Financial Advisors Separate Account I has been authorized under the general authority granted by the Board of Directors in establishing the Separate Account. Certified copies of the resolutions duly adopted on April 30, 1999 establishing the Separate Account are attached as Exhibit A to this Amended and Restated Application. Allstate Life Insurance Company has authorized this Amended and Restated Application to be duly signed on its behalf and on behalf of the Separate Account in the State of Illinois on the 21st day of August, 2012.

ALLSTATE LIFE INSURANCE COMPANY

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

By:	Allstate Life Insurance Company

By:	/s/Jesse E. Merten
Jesse E. Merten
Senior Vice President & Chief Financial Officer

AUTHORIZATION AND SIGNATURES

The making of this Amended and Restated Application on behalf of Allstate Life Insurance Company of New York and Allstate Life of New York Separate Account A has been authorized under the general authority granted by the Board of Directors in establishing the Separate Account. Certified copies of the resolutions duly adopted on December 22, 1995 establishing the Separate Account are attached as Exhibit A to this Amended and Restated Application. Allstate Life Insurance Company of New York has authorized this Amended and Restated Application to be duly signed on its behalf and on behalf of the Separate Account in the State of Illinois on the 21st day of August, 2012.

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

By:	Allstate Life Insurance Company of New York

By:	/s/Jesse E. Merten
Jesse E. Merten
Senior Vice President & Chief Financial Officer

VERIFICATION

The undersigned states that he has duly executed the attached Amended and Restated Application dated August 23, 2012 for and on behalf of:

Pruco Life Insurance Company

Pruco Life Flexible Premium Variable Annuity Account

Pruco Life Insurance Company of New Jersey

Pruco Life of New Jersey Flexible Premium Variable Annuity Account

that he is Vice President of Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey; and that all actions by shareholders, and other bodies necessary to authorize the undersigned to execute and file this Amended and Restated Application have been taken. The undersigned further states that he is familiar with such Amended and Restated Application, and the contents thereof, and the facts set forth therein are true to the best of his/her knowledge, information and belief.

/s/Timothy S. Cronin
Timothy S. Cronin
Vice President

VERIFICATION

The undersigned states that he has duly executed the attached Amended and Restated Application dated August 23, 2012 for and on behalf of:

Prudential Annuities Life Assurance Corporation

Prudential Annuities Life Assurance Corporation Variable Account B

that he is Senior Vice President of Prudential Annuities Life Assurance Corporation; and that all actions by shareholders, and other bodies necessary to authorize the undersigned to execute and file this Amended and Restated Application have been taken. The undersigned further states that he is familiar with such Amended and Restated Application, and the contents thereof, and the facts set forth therein are true to the best of his/her knowledge, information and belief.

/s/Timothy S. Cronin
Timothy S. Cronin
Senior Vice President

VERIFICATION

The undersigned states that she has duly executed the attached Amended and Restated Application dated August 23, 2012 for and on behalf:

Advanced Series Trust

that she is Secretary of Advanced Series Trust; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Amended and Restated Application have been taken. The undersigned further states that she is familiar with such Amended and Restated Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

/s/Deborah A. Docs
Deborah A. Docs
Secretary of Advanced Series Trust

VERIFICATION

The undersigned states that he/she has duly executed the attached Amended and Restated Application dated August 23, 2012 for and on behalf of:

Allstate Life Insurance Company

Allstate Financial Advisors Separate Account I

Allstate Life Insurance Company of New York

Allstate Life of New York Separate Account A

that he/she is Senior Vice President and Chief Financial Officer of Allstate Life Insurance Company; and that all actions by shareholders, and other bodies necessary to authorize the undersigned to execute and file this Amended and Restated Application have been taken. The undersigned further states that he/she is familiar with such Amended and Restated Application, and the contents thereof, and the facts set forth therein are true to the best of his/her knowledge, information and belief.

/s/Jesse E. Merten
Jesse E. Merten
Senior Vice President & Chief Financial Officer

Exhibit A

CERTIFIED COPY OF

RESOLUTIONS OF THE BOARD OF DIRECTORS

I, Jennifer M. Hager, Assistant Secretary of Allstate Life Insurance Company (the “Company”), hereby certify that the following is a true, complete, and correct copy of resolutions of the Board of Directors of the Company adopted on April 30, 1999:

RESOLVED, that the Corporation, pursuant to the provisions of Section 245.21 of the Illinois Insurance Code, hereby establishes a separate account designated Allstate Financial Advisors Separate Account I (hereafter the “Separate Account”) for the following use and purposes, and subject to such conditions as hereinafter set forth.

FURTHER RESOLVED, that the Separate Account shall be established for the purpose of providing for the issuance by the Corporation of such variable annuity or such other contracts (“Contracts”) as the President or designated representative may designate for such purpose and shall constitute a separate account into which are allocated amounts paid to or held by the Corporation under such Contracts.

FURTHER RESOLVED, that the income, gains and losses, whether or not realized, from assets allocated to the Separate Account shall, in accordance with the Contracts, be credited to or charged against such account without regard to other income, gains, or losses of the Corporation.

FURTHER RESOLVED, that the fundamental investment policy of the Separate Account shall be to invest or reinvest the assets of the Separate Account in securities issued by an investment company or investment companies registered under the Investment Company Act of 1940, as amended, as the President or designated representative may designate pursuant to the provisions of the Contracts.

FURTHER RESOLVED, that multiple subaccount divisions be, and hereby are, established within the Separate Account to which net payments under the Contracts will be allocated in accordance with instructions received from contractholders, and that the President or designated representative be, and hereby is, authorized to increase or decrease the number of investment divisions in the Separate Account as deemed necessary or appropriate.

FURTHER RESOLVED, that the President and Treasurer be, and they hereby are, authorized to deposit such amount in the Separate Account or in each investment division thereof as may be necessary or appropriate to facilitate the commencement of the Separate Account’s operations.

FURTHER RESOLVED, that the President of the Corporation or designated representative be, and hereby is, authorized to change the designation of the Separate Account to such other designation as the President or designated representative may deem necessary or appropriate.

FURTHER RESOLVED, that the appropriate officers of the Corporation, with such assistance from the Corporation’s auditors, legal counsel and independent consultants or others as they may require, be, and they hereby are, authorized and directed to take all action necessary to: (a) register the Separate Account as a unit investment trust under the Investment Company Act of 1940, as amended; (b) register the Contracts in such amounts, which may be an indefinite amount, as the officers of the Corporation shall from time to time deem appropriate under the Securities Act of 1933; and (c) take all other actions which are necessary in connection with the offering of said Contracts for sale and the operation of the Separate Account in order to comply with the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Securities Act of 1933, and other applicable federal laws, including the filing of any amendments to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act of 1940 or other applicable federal laws as the officers of the Corporation shall deem necessary or appropriate.

FURTHER RESOLVED, that the President and the General Counsel, and either of them with full power to act without the other, hereby are authorized and empowered to prepare, execute and cause to be filed with the Securities and Exchange Commission on behalf of the Separate Account and by the Corporation as sponsor and depositor, a Form of Notification of Registration on Form N-8A, a Registration Statement registering the Separate Account as an investment company under the Investment Company Act of 1940, and a Registration Statement under the Securities Act of 1933.

FURTHER RESOLVED, that the appropriate officers of the Corporation be, and they hereby are, authorized on behalf of the Separate Account and on behalf of the Corporation to take any and all action that they may deem necessary or advisable in order to sell the Contracts, including any registrations, filings and qualifications of the Corporation, its officers, agents and employees, and the Contracts under the insurance and securities laws of any of the states of the United States of America or other jurisdictions, and in connection therewith, to prepare, execute, deliver and file all such applications, reports, covenants, resolutions, applications for exemptions, consents to service of process and other papers and instruments as may be required under such laws, and to take any and all further action which said officers of the Corporation may deem necessary or desirable (including entering into whatever agreements and contracts may be necessary) in order to maintain such registrations or qualifications for as long as said officers deem them to be in the best interests of the Separate Account and the Corporation.

FURTHER RESOLVED, that the General Counsel for the Corporation or designated representative be, and hereby is, authorized in the names and on behalf of the Separate Account and the Corporation to execute and file irrevocable written consents on the part of the Separate Account and of the Corporation to be used in such states wherein such consents to service of process may be requisite under the insurance or securities laws therein in connection with said registration or qualification of Contracts and to appoint the appropriate state official, or such other person as may be allowed by said insurance or securities laws, agent of the Separate Account and of the Corporation for the purpose of receiving and accepting process.

FURTHER RESOLVED, that the President of the Corporation or designated representative be, and hereby is, authorized to establish criteria by which the Corporation shall institute procedures to provide for a pass-through of voting rights to the owners of such Contracts as required by the applicable laws with respect to securities owned by the Separate Account.

FURTHER RESOLVED, that the President of the Corporation or designated representative is hereby authorized to execute such agreement or agreements on such terms and subject to such modifications as deemed necessary or appropriate (i) with a qualified entity that will be appointed principal underwriter and distributor for the Contracts and (ii) with one or more qualified banks or other qualified entities to provide administrative and/or custodial services in connection with the establishment and maintenance of the Separate Account and the design, issuance, and administration of the Contracts.

FURTHER RESOLVED, that since it is expected that the Separate Account will invest in the securities issued by one or more investment companies, the appropriate officers of the Corporation are hereby authorized to execute whatever agreement or agreements as may be necessary or appropriate to enable such investments to be made.

FURTHER RESOLVED, that the appropriate officers of the Corporation, and each of them, are hereby authorized to execute and deliver all such documents and papers and to do or cause to be done all such acts and things as they may deem necessary or desirable to carry out the foregoing resolutions and the intent and purposes thereof.

I FURTHER CERTIFY that the foregoing is in full force and effect as of the date hereof and that it is not in conflict with any of the provisions of the Articles of Amendment to the Articles of Incorporation or the Amended and Restated Bylaws of the Company.

IN WITNESS WHEREOF, I set my hand and affix the official seal of said Company on this 14th day of March, 2012.

/s/Jennifer M. Hager
Assistant Secretary

[SEAL]

CERTIFIED COPY OF

RESOLUTIONS OF BOARD OF DIRECTORS

I, Jennifer M. Hager, Assistant Secretary of Allstate Life Insurance Company of New York (the “Company”), hereby certify that the attached is a true, complete, and correct copy of resolutions of the Board of Directors of the Company adopted on December 22, 1995.

I FURTHER CERTIFY that the resolutions adopted by the Company’s board on December 22, 1995, are in full force and effect as of the date hereof, and that they are not in conflict with any of the provisions of the Amended and Restated By-Laws or Amended and Restated Charter of the Company.

IN WITNESS WHEREOF, I set my hand and affix the official seal of the Company on March 14, 2012.

/s/Jennifer M. Hager
Jennifer M. Hager
Assistant Secretary

[Seal]

MEETING BY WRITTEN CONSENT OF THE BOARD OF DIRETORS

OF

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

DECEMBER 22, 1995

Pursuant to Section 708(b) of the New York Business Corporation Law and Article I, Section 11 of the By-Laws of Allstate Life Insurance Company of New York, the undersigned Directors of this New York Corporation hereby consent to the following action being taken by and on behalf of Allstate Life Insurance Company of New York (“Company”):

SEPARATE ACCOUNT A

RESOLVED, that the Company, pursuant to the provisions of Section 4240 of the New York Insurance Code, hereby establishes a separate account designated as the Allstate Life of New York Separate Account A (“hereinafter Separate Account A”) for the following use and purposes, and subject to such conditions as hereinafter set forth.

FURTHER RESOLVED, that Separate Account A shall be established for the purpose of providing for the issuance by the Company of flexible premium deferred variable annuity contracts with market value adjustment features or such other contracts (“Contracts”) as the President or a designated officer may designate for such purpose and shall constitute a separate account into which are allocated amounts paid to or held by the Company under such Contracts; and

FURTHER RESOLVED, that the income, gains and losses, whether or not realized, from assets allocated to Separate Account A, in accordance with the Contracts, will be credited to or charged against such account without regard to other income, gains or losses of the Company; and

FURTHER RESOLVED, that multiple sub-account investment divisions be, and hereby are, established within Separate Account A to which net payments under the Contracts will be allocated in accordance with the terms of the Contracts issued, and that the President or a designated officer be, and hereby is, authorized to increase or decrease the number of investment divisions as deemed necessary or appropriate; and

FURTHER RESOLVED, that the President or a designated officer and Treasurer be, and they hereby are, authorized to deposit such amount in Separate Account A or in each investment division thereof as may be necessary or appropriate to facilitate the commencement of the Account’s operations; and

FURTHER RESOLVED, that the President of the Company or a designated officer be, and is hereby, authorized to change the designation of Separate Account A to such other designation as it may deem necessary or appropriate; and

FURTHER RESOLVED, that the appropriate officers of the Company, be, and they hereby are, authorized on behalf of Separate Account A and on behalf of the Company to take any and all action that they may deem necessary or advisable in order to sell the Contracts, including any filings and qualifications of the Company, its officers, agents and employees, and the Contracts under the insurance laws of any of the states of the United States of America or other jurisdictions, and in connection therewith, to prepare, execute, deliver and file all such applications, reports, covenants, resolutions, applications for exemptions, consents to service of process and other papers and instruments as may be required under such laws, and to take any and all further action which said officers or counsel of the Company may deem necessary or desirable (including entering into whatever agreements and contracts may be necessary) in order to maintain such qualifications for as long as said officers or counsel deem them to be in the best interests of Separate Account A and the Company; and

FURTHER RESOLVED, that the appropriate officers of the Company, with such assistance from the Company’s auditors, legal counsel and independent consultants or others as they may require, be, and they hereby are, authorized and directed to take all action necessary to: (a) register Separate Account A as a unit investment trust under the Investment Company Act of 1940, as amended; (b) register the Contracts in such amounts, which may be an indefinite amount, as the officers of the Company shall from time to time deem appropriate under the Securities Act of 1933; and (c) take all other actions which are necessary in connection with the offering of said Contracts for sale and the operation of Separate Account A in order to comply with the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Securities Act of 1933, and other applicable federal laws, including the filing of any amendments to registration statements, any undertakings, and any applications for exemptions from the Investment Company Act of 1940 or other applicable federal laws as the officers of the Company shall deem necessary or appropriate; and

FURTHER RESOLVED, that the President and the General Counsel, and either of them with full power to act without the other, hereby are severally authorized and empowered to prepare, execute and cause to be filed with the Securities and Exchange Commission on behalf of Separate Account A and by the Company as sponsor and depositor, a Form of Notification of Registration on Form N-8A, a Registration Statement registering Separate Account A as an investment company under the Investment Company Act of 1940, and a Registration Statement under the Securities Act of 1933; and

FURTHER RESOLVED, that the President of the Company or a designated officer is hereby authorized to execute agreements, on such terms and subject to such modifications as deemed necessary, with qualified banks or other qualified entities to provide administrative and/or custodial services in connection with the establishment and maintenance of Separate Account A; and

FURTHER RESOLVED, that since it is expected that Separate Account A will invest in securities issued by one or more investment companies, the appropriate officers of the Company are hereby authorized to execute whatever agreement or agreements as may be necessary or appropriate to enable such investments to be made; and

FURTHER RESOLVED, that the appropriate officers of the Company, and each of them, are hereby authorized to execute and deliver all such documents and papers and to do or cause to be done all such acts and things as they may deem necessary or desirable to carry out the foregoing resolutions and the intent and purposes thereof.